VINCI

Rueil, february 13, 2004

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

04010199

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

SUPPL

SEC MAIL RECEIVED PROCESSING FEB 26 2004 WASH. D.C. 158 SECTION

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Increased pace of growth at Vinci Park : more than 800,000 parking spaces managed at the end of 2003 ;
- Vinci acquires fire protection company in Germany ;
- Vinci wins contract to build three prisons In Chile under public-private partnership ;
- Vinci and Bouygues construction win technical assistance contract for Beijing Olympic Stadium ;
- Consolidated net sales to 31 december 2003 ;
- The consortium formed by Alcatel, Finmeccanica and Vinci Concessions has been short listed for the concession of the European Galileo program.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

Rueil-Malmaison, January 13, 2004

Increased pace of growth at Vinci Park: more than 800,000 parking spaces managed at the end of 2003
France: three contracts and an acquisition
Europe: acquisition in Slovakia and greater presence in the UK and Luxembourg
Disposal of non-strategic assets in Hong Kong
Services at the heart of Vinci Park's strategy

Vinci Park increased its pace of growth in 2003. The year showed a net increase of 70,000 parking spaces, as a result of new contracts and acquisitions; in parallel, contracts for more than 50,000 spaces, which had reached their term, were renewed. This growth brings the total number of parking spaces managed in France and elsewhere to more than 800,000 at the end of 2003, confirming Vinci Park's position as leader in parking in Europe.

France: three new contracts obtained and a car park acquired

On December 16, 2003 Vinci Park was the successful bidder in the tender launched by the City of Toulouse to operate the 930-space Place du Capitole car park under a 23-year concession. Designed more than thirty years ago to operating standards that are now out-of-date, this car park will be completely restructured in order to better match the exceptional quality of its surroundings, one of the most prestigious squares in Europe. The investment will amount to €20 million, including renovation and refitting work.

Vinci Park also won a contract on November 4, 2003 at Grenoble to operate 10,000 on-street paid-parking spaces. Under this three-year service provision contract, which can be extended to five years, Vinci Park will provide the City with a unique IT infrastructure, enabling data to be collected and processed on the management of its 575 parking meters, and including software enabling modeling of economic data on parking.

On December 19, 2003, Sarreguemines confirmed Vinci Park's appointment as operator of 900 on-street paid-parking spaces in the town for six years under a service provision agreement.

Lastly, on December 31, 2003 Vinci Park finalized the acquisition of the Etoile-Wagram car park in Paris, with a capacity of 531 spaces, situated near to the Arc de Triomphe, strengthening the company's strategic holdings of fully-owned property.

These various deals, won in strongly competitive contexts, show Vinci Park's ability to provide local authorities with an innovative and economically attractive offer, combined with an original and comprehensive range of services.

These successes are of particular importance as we reach 2004, the year that will see the removal, in June, of the official restrictions placed on Vinci Park's commercial growth when Vinci and GTM merged.

Europe: growth in Central Europe and greater presence in the UK and Luxembourg

On December 22, 2003 Vinci Park obtained a 50-year concession to operate a 358-space car park in the center, full of history, of Bratislava, Slovakia. This forms part of Vinci's strategy of increasing its activities in Central and Eastern Europe, where strong growth is expected and where the Group already has a network of successful undertakings in its other business lines.

Vinci Park was awarded a contract on October 24, 2003 with British Airports Authority to manage 9 staff car parks at London Heathrow airport and 11 staff car parks at London Gatwick airport, under a service provision agreement. This contract is for five years, can be extended to seven years, and represents total capacity of 17,500 spaces.

In Luxembourg, on December 19, 2003 the town of Esch-sur-Alzette contracted with Vinci Park for the management of 1,700 on-street paid-parking spaces, bringing the total number of spaces managed in Luxembourg to more than 31,000.

International: disposal in Hong Kong

On November 30, 2003, Vinci Park moved out of its non-strategic businesses in Hong Kong in security guarding and access control equipment. Vinci Park also operates 30,500 parking spaces in Hong Kong under concession and service provision agreements.

Services at the heart of Vinci Park's strategy

The policy of services and customer satisfaction lies at the heart of Vinci Park's strategy, as is shown by the company's commercial successes in 2003 in France, in Europe and internationally. This bold policy has recently been recognized by the award on October 1, 2003 by the European Parking Association of the European Parking Award for excellence, in the new car park category, to the Parking du Centre at Lausanne, Switzerland. This prize, awarded every two years, was won against competition from many other European sites of quality.

Press contact: Virginie Christnacht
Phone. : 33 (0) 1 47 16 31 82 / Fax :33 (0)1 47 16 33 88
Email : vchristnacht@vinci.com
This press release is available in French, English and German on the Vinci website at www.vinci.com

VINCI

29 January 2004

PRESS RELEASE

VINCI acquires fire protection company in Germany

VINCI Energies, a VINCI subsidiary, has acquired the German company, GFA.

GFA operates in the active fire protection sector, which aims to ensure the safety of people and property using dynamic equipment such as sprinklers and fire detection systems for rapid action in emergency situations.

GFA generates annual net sales of approximately €20 million and has 150 employees in Germany and the Czech Republic.

The acquisition strengthens VINCI Energies' network of European companies specialising in fire protection. Annual net sales generated by VINCI Energies in this sector now amounts to €180 million.

VINCI Energies is ranked second in Germany's fire protection sector through two subsidiaries, Calanbau and GFA. In France, the company is market leader through its subsidiaries TPI, Protecfeu and Lefort PI.

Number one in France and a leading player in Europe in energy and information, VINCI Energies generated net sales of over €3 billion in 2002, of which 30% outside France. VINCI Energies has 26,000 employees working in a network of 800 companies in over 20 countries.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in
French, English and German
on the VINCI website: www.vinci.com

2 February 2004

PRESS RELEASE

VINCI wins contract to build three prisons in Chile under public-private partnership

VINCI Construction Grands Projets has been awarded a contract by the Chilean government to build, finance, equip and operate three prisons under a public-private partnership (PPP).

The three penitentiary facilities, located in Santiago, Puerto Montt and Valdivia, will be able to accommodate 5,000 prisoners. The building work, including the design and dry run phases, is scheduled to last 33 months. The contract includes operation of the facilities by VINCI Construction Grands Projets for a period of 20 years.

VINCI Construction Grands Projets set up financing of €75 million for the project.

The contract is part of a major prison construction programme in Chile.

VINCI has a long-established presence in Chile, where it has completed numerous contracts. It is also present through VINCI Concessions, which operates the Chillan-Colipulli motorway and over 3,000 parking spaces, as well as in the roads sector through Bitumix, a subsidiary of Eurovia.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@ vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

4 February 2004

PRESS RELEASE

VINCI and Bouygues Construction win technical assistance contract for Beijing Olympic Stadium

The National Stadium Company, the stadium concession-holding consortium, have awarded VINCI Construction Grands Projets and Bouygues Bâtiment International a technical assistance contract for the construction of the National Stadium in Beijing, the host city for the 2008 Olympic Games.

The contract is worth €6.5 million and covers technical assistance to the project management for study and site organisation in particular. Six engineers will be sent to China to work on the contract, which is scheduled to run for about 18 months.

One of the key factors for success on this project was the Stade de France, which was designed, built and operated by a consortium comprising VINCI and Bouygues under a 30-year concession contract.

VINCI press contact:
Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

Bouygues Construction press contact:
Nathalie Esseau Carius
Tel: +33 1 30 60 58 68
Fax: +33 1 30 60 20 91
e-mail: n.esseau-carius@bouygues-construction.com

VINCI

5 February 2004

CONSOLIDATED NET SALES TO 31 DECEMBER 2003

- **€18.1 billion in net sales for 2003 up 4.3% (5.5% at constant exchange rates)**
- **Strong growth of business in France (up 10% at fourth quarter 2003)**
- **Satisfactory renewal of order backlog, which remains at high level**
- **Good visibility confirmed for 2004**

In line with VINCI's most recent projections, consolidated net sales exceeded €18 billion in 2003, a 4.3% increase over the previous year on a like-for-like basis (3.2% on an actual basis). Growth in net sales was 5.5%, after an adjustment of €375 million to neutralise the impact of the depreciation of the pound sterling, dollar and related currencies.

Following the strong recovery in the third quarter, business remained dynamic in the fourth quarter with VINCI recording overall growth in the order of 4% on a like-for-like basis. This figure includes an increase of almost 10% in net sales in France over the period (of which 14.4% for VINCI Construction and 8.3% for Eurovia).

In France, net sales amounted to €11 billion, up 5.6% for the year on a like-for-like basis and almost 7% on an actual basis taking into account acquisitions made principally in the airport services and energy sectors.

Outside France, net sales amounted to €7.1 billion, up 2.2% on a like-for-like basis (down 2% on a actual basis due to exchange rate fluctuations), and representing 39% of total net sales.

In a generally wait-and-see business environment as a result of the international events that occurred during the first half of the year and the mediocre industrial climate that prevailed in Europe, the good performance achieved by VINCI companies is noteworthy. It reflects the companies' firm local roots, as well as VINCI's ability to take advantage of the vectors for growth in its various markets and develop innovative offerings focused on customer service.

Concessions and services (like-for-like: +3.4% ; actual: +2.8%)

Net sales generated by VINCI Concessions amounted to €1.9 billion, up 3.4% on a like-for-like basis (2.8% on an actual basis).

Cofiroute posted net sales of €845 million, a 7.3% increase on an actual basis. This figure includes, for the first time, revenue from related services (sub-concessions and rental of telecommunications infrastructure) and the consolidation of operations subsidiaries outside France. Toll receipts rose 3.6% to €815 million in line with the trend observed during the previous

quarters. Traffic on a like-for-like network basis increased 1.3%. This growth was entirely attributable to light vehicles (1.4%), heavy vehicle traffic having recorded a more limited increase (0.6%).

VINCI Park recorded net sales of €491 million, up 2.3% on a like-for-like basis. In France, new contracts won, particularly in Paris, offset the declining demand at some shopping centre parks due to the current economic climate. Outside France, net sales rose sharply (7.6% on a like-for-like basis) to represent over 28% of total net sales.

In airport services, net sales generated by WFS were stabilised by the good resilience of the cargo business despite the crisis in the first half of the year. Moreover, the successful integration of wholly owned SEN at Roissy resulted in a 15% increase in net sales in France. Overall, VINCI Airports recorded net sales of €486 million (up 3% on a like-for-like basis).

Consolidated net sales of other structures under concession continued to grow (up 2.7% on a like-for-like basis), driven by the ramping up of the Chillan-Collipuli motorway in Chile.

Energy (like-for-like: +0.2% ; actual: +2.1%)

Net sales for VINCI Energies amounted to €3.1 billion (flat on a like-for-like basis, up 2.1% on an actual basis).

In France, following the recovery recorded in the previous two quarters, the year ended with a 4.8% increase overall on a like-for-like basis and 5.6% on an actual basis. VINCI Energies generated net sales of €2.2 billion by taking advantage of its sound position in the electrical infrastructure market, an upsurge in investments in the telecommunications sector, and the continuous efforts made by the companies in the business line to differentiate themselves from the competition and adapt to changes in their markets. In addition, VINCI Energies strengthened its leadership position in the buoyant fire protection sector.

Outside France, net sales declined 10%. Although the level of business in Germany was stable, the performance of subsidiaries in northern Europe (Sweden, Netherlands and the UK) reflected the postponement of investment programmes in the industry. Having adjusted its capacity in line with changes in the automotive industry, TMS, the Austrian subsidiary that specialises in automated industrial systems, stabilised its net sales at about €200 million. Meanwhile, recently consolidated Spark Iberica continued to benefit from the dynamic electrical and telephone equipment market in Spain (up 20%).

Roads (like-for-like: +4.5% ; actual: +2.3%)

Eurovia posted net sales of €5.3 billion in 2003, up 4.5% on a like-for-like basis over the previous year, but 2.3% on an actual basis due to unfavourable exchange rate fluctuations. Following a flat first half, there was strong growth in net sales in France and elsewhere in the second half, the improvement recorded in the third quarter (6.7% on a like-for-like basis) being confirmed in the fourth quarter (9% like-for-like).

In France, net sales rose 2.2% year on year to €3 billion. The sluggishness in the first part of the year was more than offset in the second quarter, favourable weather conditions at the end of the year boosting business to a very high level in the fourth quarter (up 8.3% from 2002).

The pace of growth in net sales outside France also picked up at the end of the year (up 10% in the fourth quarter) and totalled €2.3 billion for the full year, representing a 7.7% increase on a like-for-like basis. Business was driven in particular by strong growth in infrastructure in the Czech Republic (net sales up 13% to €488 million), the dynamic market in the UK for multi-year

renovation-maintenance contracts (net sales up almost 15% to €451 million) and the recovery in the United States (up 12% to €467 million). Lastly, the trend towards stable business in Germany was confirmed after several years of recession (down 1.2% to €615 million).

Construction (like-for-like: +6.5% ; actual: +4,9%)

With net sales of €7.7 billion, a 6.5% increase on a like-for-like basis, VINCI Construction's performance in 2003 was excellent, confirming the upward trend observed during the first half.

The situation was especially satisfactory in France, where net sales amounted to €4.3 billion and represented an increase of almost 10% for the full year. This performance, significantly better than the growth observed overall in the various building and civil engineering market segments, reflects the ability of VINCI Construction's networks to take full advantage of the diversity and complementarity of their offerings in Paris and the rest of France.

Outside France, where VINCI Construction generates 45% of its business, net sales for the year amounted to €3.4 billion, up 2.8% on a like-for-like basis (down 2% on an actual basis due to exchange rate fluctuations). Major projects business was buoyant in Europe (railway infrastructure in the UK and Benelux, and the Rion-Antirion bridge in Greece) and elsewhere (pumping stations in Libya, civil engineering works in Egypt), as was facilities management business (multi-year maintenance contracts for US military bases in Germany). Sales generated by non-French subsidiaries in Central and Eastern Europe in particular increased 37% on a like-for-like basis to €343 million, offsetting the slight decline recorded in Africa following completion of several projects in the oil sector.

Outlook for 2004

In parallel with net sales growth, commercial activity remained buoyant, leading to a globally satisfactory renewal of the order backlog in terms of both volume and quality by VINCI's business lines. At 31 December 2003, the backlog amounted to €11.8 billion, representing approximately nine months of average business activity and an increase of almost 4% for the full year after adjustment for exchange rate fluctuations. Based on this good visibility, VINCI confirms its favourable outlook for 2004 after a very good year in 2003.

The 2003 financial statements will be presented after the meeting of the Board of Directors on 2 March.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 837,950,320 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 DECEMBER 2003 (provisional figures)

(in millions of euros)

		31 December 2003	31 December 2002	Variation 2003/2002	
				actual	like-for-like
Concessions and services	1st quarter	423,5	417,0	1,6%	4,1%
	2nd quarter	486,5	465,1	4,6%	2,3%
	3rd quarter	518,7	493,2	5,2%	6,3%
	4th quarter	474,3	475,4	(0,2%)	1,1%
		1 902,9	**1 850,7**	**2,8%**	**3,4%**
Energy	1st quarter	706,1	690,5	2,3%	1,6%
	2nd quarter	787,1	790,4	(0,4%)	(2,8%)
	3rd quarter	802,9	772,4	3,9%	1,9%
	4th quarter	811,0	790,6	2,6%	0,3%
		3 107,2	**3 043,9**	**2,1%**	**0,2%**
Roads	1st quarter	916,4	942,8	(2,8%)	(0,0%)
	2nd quarter	1 412,3	1 439,2	(1,9%)	1,2%
	3rd quarter	1 592,8	1 524,3	4,5%	6,7%
	4th quarter	1 409,1	1 303,0	8,1%	8,9%
		5 330,6	**5 209,2**	**2,3%**	**4,5%**
Construction	1st quarter	1 730,3	1 684,2	2,7%	3,9%
	2nd quarter	2 028,5	1 949,1	4,1%	7,4%
	3rd quarter	1 945,6	1 676,2	16,1%	13,5%
	4th quarter	2 004,7	2 040,7	(1,8%)	1,8%
		7 709,0	**7 350,2**	**4,9%**	**6,5%**
Miscellaneous and double counts		**72,1**	**99,8**		
Total	1st quarter	**3 775,5**	**3 829,2**	**(1,4%)**	**(0,1%)**
	2nd quarter	**4 739,0**	**4 636,6**	**2,2%**	**3,9%**
	3rd quarter	**4 870,3**	**4 461,5**	**9,2%**	**8,7%**
	4th quarter	**4 736,9**	**4 626,5**	**2,4%**	**3,9%**
		18 121,7	**17 553,8**	**3,2%**	**4,3%**
Of which France					
Concessions and services		1 412,5	1 316,7	7,3%	3,7%
Energy		2 211,8	2 095,2	5,6%	4,8%
Roads		3 023,4	2 949,4	2,5%	2,2%
Construction		4 264,6	3 836,5	11,2%	9,6%
Miscellaneous and double counts		115,0	119,8		
Total		**11 027,3**	**10 317,6**	**6,9%**	**5,6%**
Of which outside France					
Concessions and services		490,4	534,0	(8,2%)	2,7%
Energy		895,4	948,7	(5,6%)	(10,0%)
Roads		2 307,2	2 259,8	2,1%	7,7%
Construction		3 444,4	3 513,7	(2,0%)	2,8%
Miscellaneous and double counts		(42,9)	(20,0)		
Total		**7 094,4**	**7 236,2**	**(2,0%)**	**2,2%**

ALCATEL FINMECCANICA VINCI CONCESSIONS

Press release

The consortium formed by Alcatel, Finmeccanica and VINCI Concessions has been short-listed for the concession of the European Galileo program

Paris, 6 February 2004 – Rainer Grohe, Executive Director of the Galileo Joint Undertaking (GJU), today announced that the consortium formed by Alcatel (Paris: CGEP.PA and NYSE: ALA), Finmeccanica and VINCI Concessions has been short-listed in the bidding for the concession for the European Galileo satellite positioning system. The GJU should award the Galileo concession early 2005.

The consortium formed by Alcatel, Finmeccanica and VINCI Concessions encompasses the full range of competencies needed to ensure the commercial and technical success of the Galileo program – concession structuring, construction, deployment, program financing, promotion and marketing of applications and services and operation and maintenance of the constellation.

The consortium was set up to bid on the invitation to tender issued by the Galileo Joint Undertaking on 9 October 2003. The joint undertaking was set up by the European Union and the European Space Agency (ESA) to oversee the development phase of the Galileo program and to select the Concession-holder that will take on responsibility for the subsequent financing, deployment and operations phases of the program.

Galileo, the first large program initiated by the European Union and the ESA, is a civilian radio-navigation system with unprecedented performance based on a constellation of thirty satellites providing global coverage. Galileo will provide unrivalled quality of service, covering the full range of institutional and commercial market requirements with regard to accurate and dependable positioning and timing. Galileo services will benefit such areas as mobile telecommunications, the full range of transport modes and safety of persons and property.

Structuring of the concession

VINCI, world leader in concessions, construction and related services, is a pioneer in outsourced infrastructure management. VINCI Concessions, with a track record in this field going back half a century, provides its public and private sector customers with outstanding project management skills.

Satellite and ground segment design and construction

Alcatel subsidiary Alcatel Space and Finmeccanica subsidiary Alenia Spazio are respectively number one and number three in satellite construction in Europe.
They combine the comprehensive capabilities needed to design, build and deploy the Galileo satellite system and its related ground segment (control and monitoring stations).

Promotion of applications

The success of Galileo will hinge on its commercial development; beyond system construction, consortium members cover the full range of applications sectors, ensuring the consortium's ability to promote sales of Galileo services:

- Alcatel is a world's leading supplier of mobile and fixed telecommunications infrastructures and solutions;
- VINCI Concessions offers comprehensive expertise in the field of mobility - in both roads and airports - backed by the competencies of VINCI Construction in civil engineering and structure maintenance and of VINCI Energies in energy distribution and telecommunications network infrastructure management;
- Finmeccanica plays a strategic role in European aeronautics and defense programs, supported by its advanced technology capabilities in the fields of NICT, microelectronics and transport;

Financing

The Galileo program will benefit from VINCI Concessions and Alcatel's long experience in project financing. VINCI Concessions' participation in this consortium support the project's credibility and helps guarantee the success of the Galileo concession by its ability to attract private investors.

Satellite operation

Telespazio, a subsidiary of Finmeccanica, is currently one of the only European operators able to manage constellations of satellites in non-geostationary orbit. It is also, together with the German and Swedish space agencies, a founding partner in the Galop (Galileo Operation) consortium set up to perform in-orbit validation of the Galileo system.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Finmeccanica SpA

Finmeccanica in Italy's second-largest manufacturing company and its leading high-tech company. The group operates primarily in the aerospace and defence sector, but also has significant know-how and manufacturing assets in sectors such as rail transport, energy and IT. Finmeccanica's aerospace and defence activities account for around 70% of consolidated sales, and employ more than 32,000 staff. Finmeccanica also ranks as Italian number one in research and development: the group invests around EUR 1 billion a year (or 13% of its value of production) in advanced technology, notably dual technologies. Visit www.finmeccanica.it for additional information.

About VINCI Concessions

VINCI Concessions is a subsidiary of VINCI (net sales of 17.6 billion euros in 2002 and 127,000 employees), the world leader in concessions, construction and related services. VINCI is based on a network of 3,000 locations in 100 countries throughout the world. VINCI Concessions generated net sales of 1.8 billion euros and net income of 170 million euros in 2002. Its 21,100 employees work essentially in three areas: road and motorway infrastructure (1,300 km of motorways), parking (800,000 spaces managed by VINCI Park worldwide) and airports (service businesses managed by VINCI Airports and 26 airport concessions). www.vinci.com

Alcatel Press Contacts

Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Florence Pontieux / HQ	Tel :+ 33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com

Alcatel Investor Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

VINCI Concessions Press Contact

Virginie Christnacht	Tel :+ 33 (0)1 47 16 31 82	vchristnacht@vinci.com

Finmeccanica Press Contact

Valerio Bonelli	Tel : +39 06 32473577	valerio.bonelli@finmeccanica.it
Riccardo Acquaviva	Tel : +39 06 32473549	Riccardo.acquaviva@finmeccanica.it